Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Provides Market Commentary

     CALGARY, Oct. 8 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) along with all other public market participants has experienced unprecedented market turbulence in recent weeks. In response to numerous inquiries from shareholders and investment analysts, we wish to provide an update on the previously announced corporate sale process, outline our corporate debt position, and briefly comment on third quarter operational activities.

     Corporate Sale Process

     The marketing program relating to Compton's corporate sale process formally commenced with the opening of a Data Room on September 8, 2008. A number of substantial potential buyers have signed confidentiality agreements, received corporate presentations, and are active in the Data Room. Compton and its advisors continue to schedule presentations and respond to questions from interested parties.
     Compton remains committed to the sales process and will provide further comment as we move forward.

     Reduced Corporate Debt

     Our outstanding debt as at June 30 and September 30, 2008 is summarized as:

     <<
                                      June 30, 2008       September 30, 2008
     Senior Notes (US$450 million)    $458.4 million      $468.0 million
     Unrealized exchange gain         (21.9) million            --
                                      --------------      --------------
                                      $436.5 million      $468.0 million
     Syndicated bank credit facility
     (authorized $500 million)        470.0 million       240.0 million
                                      --------------      --------------
     Total                            $906.5 million      $708.0 million
                                      --------------      --------------
     >>

     The Senior Notes, bearing a fixed interest rate of 7.625%, were issued in late 2005 and early 2006 and are due December 1, 2013. They are unsecured and rank subordinate to the bank credit facility.
     The extendable revolving bank credit facility in the amount of
$500 million is placed with a syndicate of Canadian and international banks.
The facility was renewed on July 2, 2008 under substantially identical terms and conditions and gave full effect to the property sales discussed in the next paragraph. The next scheduled annual review by the syndicate is mid-2009.
 The credit facility is borrowing based and is secured by Compton's long life reserves. The facility is a revolving term facility and our drawings bear interest at 95 basis points above Prime Loan rates and 195 basis points above
Bankers Acceptance rates.
     During the third quarter of 2008, Compton closed the sale of four minor non-core asset packages for total proceeds of $212 million net of closing adjustments. Additionally, during the quarter, we realized a foreign exchange gain of $31.1 million on the sale of forward foreign exchange contracts relating to the U.S. dollar denominated Senior Notes. Proceeds from these transactions have been utilized to reduce funds drawn on the bank credit facility and as at September 30, 2008, $260 million remains undrawn and available to the Company.
     Compton is well within all compliance covenants relating to its debt facilities.

     Q3 Operational Activities

     Throughout the sale process, Compton has continued normal operations and had a busy and successful third quarter. With much improved field conditions,
Compton drilled a total of 101 gross wells (80 net) during the period. We have continued the focus of applying horizontal drilling combined with multi-stage frac completions to our Deep Basin and Foothills natural gas plays with good success. The horizontal multi-stage fracture technology has proven applicable to the development of Compton's extensive land base in the Deep Basin of
Alberta. Utilization of this technology has the potential to accelerate the recovery of reserves from these tight natural gas reservoirs and compress the reserve life index of our reserves.

     Advisory

     Certain information regarding Compton contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (iv) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in Compton's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's updated strategic plans, capital program and budget targets for 2008. Compton undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes. Compton's forward-looking statements are expressly qualified in their entirety by this cautionary statement.
     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E.G. Sapieha, President & CEO or N.G. Knecht,
VP Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410; Website:
www.comptonpetroleum.com; Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 09:47e 08-OCT-08